1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November [24], 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,224

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,224 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares China Large-Cap ETF and iShares MSCI Europe Small-Cap ETF (each a “Fund”), each a series of the Trust.

The comments were provided in a telephone conversation November 13, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below has been provided to us by officers of the Trust.

iShares China Large-Cap ETF

Comment 1: How often is the Underlying Index rebalanced?

Response: The Underlying Index is rebalanced on a quarterly basis.

iShares MSCI Europe Small-Cap ETF

Comment 1: How many components comprise the Underlying Index, and how often is the Underlying Index rebalanced?

Response: As of June 30, 2014, the Underlying Index consisted of approximately 921 components. The Underlying Index is rebalanced on a semi-annual basis.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Michael Gung

Katherine Drury